COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234

May 4, 2009

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	Collectors Universe, Inc. (File No. 000-27887):

Form 10-K for Fiscal Year Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A for 2008 Annual Meeting
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Form 8-K Dated March 16, 2009

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced reports filed with the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”).  The Staff’s comments are contained in its letter to us dated April 10, 2009 (the “Comment Letter”).  For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the above-referenced 1934 Act Reports are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/S/JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

cc:       Ta Tanisha Meadows
Alexandra M. Ledbetter, Esq.

RESPONSES OF COLLECTORS UNIVERSE, INC. (File No. 000-27887) TO THE COMMENT LETTER, DATED APRIL 10, 2009, FROM THE STAFF OF
THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE FISCAL YEAR 2008 FORM 10-K,  THE QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTER ENDED DECEMBER 31, 2008,  THE CURRENT REPORT ON FORM 8-K DATED MARCH 16, 2009 AND
THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY COLLECTORS UNIVERSE, INC. UNDER THE SECURITIES EXCHANGE ACT OF 1934

    Form 10-K for Fiscal Year Ended June 30. 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Introduction and Overview, page 42

1.
Staff Comment.  We note your disclosure regarding factors that can affect your financial position and operating results.  Please also include a discussion of the opportunities, challenges and risks, such as those presented by known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition and operating performance, or result in your liquidity decreasing or increasing in any material way, as well as the actions you are taking to address those opportunities, challenges and risks. This discussion should provide a context and frame of reference to facilitate an understanding, from management's perspective, of your results of operations, financial position and liquidity and future prospects discussed throughout your discussion and analysis of financial position and results of operations. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, and Item 303(a) of Regulation S-K.

Response.

We are aware of the statements in SEC Release No. 33-8350 that the introductory section of MD&A should “provide insight into material opportunities, challenges and risks. . . as those presented by known material trends and uncertainties, . . .as well as the actions they are taking to address these opportunities, challenges and risks.”  In preparing MD&A, we read that statement in the context of what the Release states are the primary purposes or objectives of MD&A, namely, to provide readers information “necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations.”  For that reason, it was our understanding that any discussion of opportunities, challenges and risks should be included in the introductory section of MD&A only when such a discussion would be relevant and material to the readers’ understanding of our financial condition and results of operations and changes that have occurred therein.  Moreover, we have been mindful of the statement in Release No. 33-8350 that “an introduction or overview, by its very nature, cannot disclose everything and should not be considered by itself in determining whether a company has made full disclosure.”

For these reasons, our approach in preparing the Introductory Section of MD&A has been to provide an overview of (i) matters that are relevant and material to the readers’ understanding of our financial condition and results of operations and changes that may have occurred therein, (ii) any known trends in our business that could reasonably be expected to cause a material change in our financial condition or results of operations that is not addressed elsewhere in the 10-K, and (iii) have not included discussions of challenges, opportunities or risks where their impact on our business is not readily quantifiable or measurable and, for that reason, would not provide readers with either a straightforward understanding of their impact on, or a context for better understanding, our financial condition or results of operations in furtherance of the purposes of MD&A.

Moreover, there is already extensive disclosure about the risks and challenges that we face in our business in Item 1A of the 10-K, entitled “Risk Factors” and we felt the inclusion of information about those risks and challenges in the introductory section of MD&A would have been duplicative of the information disclosed in the Risk Factors section of the 10-K and would have made the Introductory section of MD&A unnecessarily lengthy and complicated.

                                 In this regard we believe that it also is relevant to note the following:

(1)
Our coin and sports card authentication and grading businesses accounted for approximately 75% of our total net revenue in fiscal 2008 and, due to our recently announced decision to exit the jewelry grading businesses, our coin and sports card authentication and grading businesses will, in the future, account for an even greater percentage of our net revenues from continuing operations.  Moreover, these are relatively mature businesses and, as a result, the risks and challenges facing those businesses are well known and, we believe, are adequately described in the Introductory Section of MD&A under the caption “Factors That Can Affect our Financial Position and Operating Results”.

(2)
As disclosed under the caption “Liquidity and Capital Resources” in MD&A, we do not have any outstanding debt or material financial obligations, other than for operating leases as disclosed and we know of no contingencies that could reasonably be expected to have a material adverse effect on our liquidity.

Finally, this is to confirm that if, in the future, we encounter any known trends that present any risks, challenges or opportunities that would or could reasonably be expected to materially affect our financial condition, results of operation or cash flows, we will make appropriate disclosures relating thereto in the Introductory section of MD&A in accordance with Release 33-8350.

Critical Accounting Policies and Estimates, page 46

2.
Please provide quantitative information for each of the critical accounting estimates you have identified to the extent necessary to give a reader greater insight into the quality and variability of information regarding financial condition and results of operations.  For example, since you identified revenue recognition policies, allowances for doubtful accounts and inventory valuation reserves as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates on income and financial position for each year presented and whether the estimates are likely to change in the future.  Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change.  For example, if a change in projected revenues and/or the discount rate used in your impairment tests would result in a material impairment charge, you should disclose the impact that could result given the range of likely reasonable outcomes.  Refer to Item 303(a)(3)(ii) of Regulation S-K, as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:

Allowance for Doubtful Accounts and Inventory Valuation Reserves.  At June 30, 2008, our accounts receivable totaled approximately $1,400,000, or 4.0% of our current assets and 2.7% of our total assets and our allowance for bad debts totaled less than $80,000.   At the same date, our inventories totaled $983,000, or 2.9% of current assets and 1.9% of total assets and our inventory valuation reserves totaled $91,000.  Moreover all of these amounts have been relatively stable year over year.  As a result, neither our accounts receivable nor the allowance for bad debts is material, and neither our inventories nor the inventory reserve is material in amount. Additionally, based on the nature of our operations, customer base and the credit terms we extend to our customers, we do not expect these amounts to change materially from historical levels.  Accordingly, we believe that the inclusion of additional details regarding the estimates we make in determining the bad debt allowance and the inventory reserve would not provide information that would be meaningful to an understanding of our financial condition or results of operations and would, in fact, divert attention away from other factors that could reasonably be expected to have a material effect on our financial condition or results of operations.

Moreover, for these same reasons, we plan to revisit the question of whether or not the estimates that we make for purposes of determining the allowance for bad debts and the inventory valuation reserve actually constitute and should be disclosed any longer as critical accounting estimates.

Estimates with Respect to Revenues.  The factors that have the greatest effect on our revenues and, hence, on our results of operations have primarily been the volume and mix of services among coins and sportscards, on the one hand, and other collectibles and diamonds and colored gemstones, on the other hand, the mix between vintage and modern coin and sports card grading submissions, and the “turn-around” times requested by our coin and sportscard grading customers.  All of these factors are discussed in detail in MD&A under the caption “Factors That Can Affect our Revenues” at page 43 of our 10-K.  Moreover, the estimates we make in determining our reported net revenues, which relate primarily to a provision for credit memos and to our revenues from the sale of Collectors Club memberships, historically have not had a material effect on either our reported revenues nor our results of operations.  For these reasons, we respectfully submit that the inclusion of additional details regarding these estimates would not provide meaningful information to readers of our 10-K and could divert their attention from matters that are, in fact, material to an understanding of the factors that have the greatest impact on or that can cause material changes in our revenues.

Of course, if changes in conditions or events occur in the future that would affect these estimates in a manner that would or are reasonably expected to materially affect our reported revenues or our results of operations, we will add additional quantitative and qualitative information as and to the extent necessary to enable investors to understand what led to those changes and how they have affected or are expected to affect our reported revenues and results of operations.

Effect of Changes in Discount Rates on Determinations of Impairments.   Since the beginning of FY 2006, we have acquired a total of 6 businesses as to which we are required to conduct annual impairment tests.  Although these businesses either provide grading or other related services, they each have different cost structures and face business risks that differ in varying degrees.  For example, the risks faced by more mature businesses usually differ from the risks faced by earlier stage businesses undergoing rapid growth.  As a result, for purposes of impairment testing, it is necessary for us to determine a separate discount rate for each of those businesses.   Consequently, the amount of additional detail, much of which would be technical in nature, that we would have to include in MD&A with respect to the determination of those discount rates and the resulting range of likely reasonable outcomes would, we believe, in terms of length and complexity, be overwhelming for, and would not be useful to, all but the analysts that work for institutional investors.   In this regard, we believe it is relevant that during our quarterly earnings calls and investor conferences at which we participate, we have never received any questions from the analysts or investors in attendance (in person or by phone or over the internet) about the discount rates we used in our impairment testing of our acquired businesses.  Finally, because the businesses we have acquired are, for the most part, in early stages of growth and face changing competitive and market conditions in their efforts to build market share, it is our belief that the range of outcomes that would result from using different discount rates would not have much, if any, predictive value for investors on which they could or even should rely in making their investment decisions, because the likely outcomes would be speculative at best.

Additionally, as reported in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008, we wrote-off, through impairment charges, all of the remaining goodwill associated with and other intangible assets of our jewelry grading businesses and, as we previously announced, in March 2009 we exited and discontinued those businesses.    None of the other acquired businesses that will be included in our continuing operations has goodwill or intangible assets that are material in amount.  Consequently, we do not believe that the amount of effort and expense we would have to expend to prepare the requested data can be justified when considered in relation to limited benefits that investors would derive, in terms of meaningful disclosure, from being provided with this additional detailed and technical data.

However, if circumstances indicate that an impairment has occurred in any of our remaining acquired businesses which appears likely to be material to our results of operations, financial condition or cash flows, we will provide additional disclosures regarding how we arrived at the discount rate we used in our impairment testing of that business.

Results of Operations, page 50

3.	Please describe the nature of the significant coin warranty claims referred to on page 45 and discuss whether the increase in coin warranty claims represents a trend.

Response:

High value coins, which we have authenticated and graded, are often resubmitted to us by dealers and collectors to obtain a more current grade, particularly if they are planning to sell the coins at auction or over the Internet or need to determine the market value of their coins.  Since the inception of our coin grading business we have graded approximately 15 million coins and are now authenticating and grading approximately 1.5 million coins per year.  On occasion, when we re-grade a coin, we discover that the coin was previously "over-graded" by us due to our determination that (i) the condition of the coin has changed, not as a result of alterations made to the coin but because of a hidden defect or condition inherent in the coin that was not known to exist and could not have been discovered at the time the coin was originally graded by us, or (ii) the coin had been altered or "repaired" to hide blemishes or defects by an expert forger, or had been counterfeited by an expert counterfeiter, in such a way that made it quite difficult to detect at the time the coin was originally graded by us.  As previously disclosed, when a coin is assigned a lower grade upon re-grading for any of these reasons, then, in accordance with our warranty policy, we either purchase the coin for a price that is based on the market value the coin would have had based on its original grade or, at our option, we pay the owner of the coin the diminution in its value resulting from the assignment of a lower quality grade to the coin.

While we receive warranty claims from time to time, historically, they have not been significant in amount and our warranty reserves have proved adequate.  The claims that led to the $822,000 warranty charge that we recognized in the second quarter of fiscal 2008 were typical of the types of warranty claims, as described above, that we receive in the ordinary course of our business.  What was atypical or unusual about these warranty claims were that, for the most part, they involved relatively high priced coins and were all received over a relatively short period of time.  In fact, we conducted a historical review of coin warranty claims over the preceding five years and found that these particular circumstances were unprecedented.

As for the question of whether these claims represented a trend, we believe that our disclosures, under the caption “Grading Warranty Costs” on page 48 of the 10-K, make it clear that we did not know, nor did we have reliable information to determine whether these claims represented a trend.  It was this uncertainty that led us, out of an abundance of caution, to increase the accrual for warranty claims and to disclose that we would continue to monitor the adequacy of our warranty reserves on an on-going basis and would increase the reserves if we encountered an increase in warranty claims in the future in relation to our historical claims experience.  More importantly, if we had reliable information on which to determine whether these claims represented a trend, we would have disclosed our conclusions with respect thereto in the 2008 10-K.

We currently have approximately one year of claims experience since we received these unusual warranty claims in FY 2008.  During that year, warranty claims have returned to a level that is more consistent with the frequency, volume and dollar amounts of the coin warranty claims we had received in the three years preceding FY 2008.  However, as we disclosed in the 2008 10-K, we are continuing to monitor our warranty claims experience and we will disclose in MD&A any upward trend in such claims that could reasonably be expected to have a material adverse effect on our results of operations.

4.
Please quantify the effect of each of the factors you identify that contribute to a material-change in revenues and expenses for each year presented.  For example, in your discussions of net revenues and gross profit for fiscal 2008 versus 2007, please quantify:

w	the increase in advertising revenues earned on your coin and sportscards publications and your CFC financing business in the first paragraph on page 52;

w
the increase in revenues from Collectors Club memberships and CCE subscriptions, interest from dealer financing and the collectibles convention business acquired in 2007 in the fourth paragraph on page 52; and

w
the decline in gross profit related to the decrease in the number of coins graded, reduced average service fees and increase in costs in support of your coin grading services, as well as the decline in gross profit margins in your diamond business and colored gemstone grading businesses in your discussion of gross profit on page 53.

Please note that these are just examples and not a complete list of how you could improve your disclosure.

Response:

Net Revenues in FY 2008.  This comment suggests that there was a material change in our net revenues in 2008 as compared to 2007.  In fact, excluding revenue from product sales (which we did quantify, even though--as we disclosed--such revenue is not an integral part of our business), our net revenue increased by 1.9% in 2008 as compared to 2007.  What did occur were changes in the respective revenue amounts contributed by our different business segments, each of which was quantified in the discussion on page 52 of the 2008 10-K.  We did not however quantify the principal factors that contributed to the $866,000 increase in other related service revenues.  Those factors consisted primarily of a $352,000 increase in advertising revenues and a $173,000 increase in interest earned on CFC dealer loans.  We did not quantify those contributing factors because they were immaterial in amount, representing only 0.8% and 0.4%, respectively, of our total net revenue in fiscal 2008.

Net Revenues in FY 2007.  As we disclosed in the 2008 10-K, in 2007 net revenue increased by $3,538,000 or about 9.6%, primarily due to an increase of $2,756,000 in other related service revenue and an increase of $782,000, or 2.4% in grading and authentication revenues.  However, as we also disclosed and quantified, $2,200,000 of the increase in other service-related revenues in fiscal 2007 was generated by the collectibles convention business and our colored gemstone grading business, which did not generate any corresponding revenues in 2006 because both of those businesses were acquired in the first quarter of fiscal 2007.   As a result, other related services generated by businesses owned in both 2007 and 2006 increased by $556,000 (which is determinable from the amounts quantified in MD&A).  That increase was attributable primarily to (i) a $276,000 increase in revenues from CCE subscriptions, (ii) a $183,000 increase in interest earned on CFC dealer loans, and (iii) a $163,000 increase in Collectors Club revenues.  Since none of those amounts was material in relation to our total net revenue in 2007 or in relation to the $2.2 million increase in net revenues attributable to the newly acquired businesses, we did not quantify those amounts.

Gross Profit.  The overall decrease in gross profit in 2008, as compared to 2007, was primarily attributable both to changes in net revenues and increases in costs of sales.  The decrease in coin grading revenues was primarily the result of (i) a decline in the number of coins graded (which is quantified on page 51 of the 2008 10-K) which accounted for $1.1 million of the decrease in net revenues, and (ii) a reduction in the average service fee generated on coin grading submissions which accounted for $200,000 of that decrease.  The increase in costs of sales was attributable primarily to, (x) an increase of approximately $ 700,000 in costs of our coin grading operations, (y) declines of about $700,000 and $300,000 in the gross profits of our diamond grading and colored gemstone grading businesses, respectively, and (z) the $822,000 in warranty charges, described above, which were incurred in 2008.   The reduction in the gross profit was partially offset by increases in net revenues, totaling about $900,000, generated by our other related service businesses.

As requested by the Staff, in future filings, we will quantify the effect of each of the factors that we identify that made a material contribution to reported changes in revenues or gross profit and any changes in any other material line items in our statements of operations, to the extent that it is practical and not unduly burdensome or costly to do so.

Liquidity and Capital Resources, page 60

5.
Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements.  In doing so, please provide a discussion of the primary drivers and other material factors necessary to an understanding of cash flows as well as the indicative value of historical cash flows.  For example, you should include a discussion of trends, uncertainties and commitments that will result, or are likely to result, in your liquidity increasing or decreasing in any way. This discussion should address the variability in historical cash flows related to earnings and working capital, advances and sale of loans under your dealer financing program, capital expenditures and acquisitions and how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with discontinued operations. Please refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The drivers of and the material factors necessary to an understanding of our cash flows in 2008 (which were discussed in our 10-K) remained relatively unchanged from prior years.  Moreover, in terms of our cash flows, the decline in cash generated by our operations in 2008 were significantly impacted by the losses incurred by our jewelry grading businesses, which increased substantially in 2008 as a result of expenditures made to grow those businesses.  By contrast, our collectibles grading businesses and, to a much lesser extent, our other related services businesses, continued to generate positive cash flow from operations in 2008, albeit in lesser amounts than in the prior two years, largely due to the onset of recessionary conditions and the credit crisis which led to a decline in the volume of collectibles purchase and sales transactions which affect the volume of grading submissions we receive.  Due to the combined effects of our exit from and discontinuance of the jewelry businesses and improvements in the operations of collectibles grading businesses, we expect cash flows to increase beginning the second half of 2009 and remain relatively consistent in future years, primarily determined by the conditions and factors that have been the drivers of the cash generated by our collectibles businesses in prior years, which are discussed in detail in MD&A.

Moreover, due to the fact that, during the three years ended June 30, 2008, we focused on growing our recently acquired businesses, most of which were not mature, we did not have sufficient history with those businesses to be able to identify (and therefore, we were unable to comment meaningfully) on any trends in the cash flows associated with those businesses.

The components of cash flows relating to working capital, the impact on cash flows of those of our businesses that were classified as discontinued operations in fiscal 2008 and our annual financial commitments under leases and for capital expenditures, have not been material when considered in relation to our historical cash flows and our available cash and cash equivalent balances.

However, in accordance with the Staff’s comment, in future filings we will discuss, in addition to the primary drivers of our cash flows, any factors (including any known trends, uncertainties or commitments) that have had or which we expect will have a material impact on our cash flows.

Item 8. Financial Statements and Supplementary Data. Page 64

Note 2 - Summary of Significant Accounting Policies, Page 72

Revenue Recognition, page 74

6.
Please tell us how you track vouchers for free grading services provided With Collectors Club subscriptions and your basis for recognizing revenues based on typical utilization behavior as opposed to the completion of services. The annual volume of free grading services and Collectors Club subscriptions under multiple deliverable arrangements may be useful to an understanding of your policy.

Response:

Collectors Club Revenue Recognition Policy.  Revenues from sales of Collector Club memberships were approximately $1.5 million, $1.7 million and $1.8 million in fiscal years 2006, 2007 and 2008 respectively.  There are different membership levels, each with a different set of membership benefits and, therefore, the cost of annual memberships range from about $50 to about $200.  We have found that a principal benefit that drives sales of memberships is the free grading benefit.  As a result, when we allocate membership revenues among the principal benefits of membership, as discussed in our accounting policy, those grading services are discounted from the grading and authentication fees charged to non-members.  We have also found that that new members purchase and existing members renew their Collectors Club memberships when they need grading services.  It is primarily on that basis that we recognize revenue attributable to the grading benefit, on average, 45 days after new members purchase or existing members renew their memberships.

Tracking Vouchers.  Tracking and reconciliation of individual vouchers would be relatively burdensome and costly, particularly in relation to the revenues generated by the sale of Collectors Club memberships, because of the high volume of relatively low cost Collectors Club memberships that are processed through our system (with the free voucher attached as support for the free services) and the relatively high cost of tracking and reconciling individual vouchers.  Additionally, Collectors Club revenues have been relatively stable and do not represent a material portion of our total revenues.  As a result, we believe that the tracking of vouchers would not yield meaningful information, in terms of our results of operations or financial condition, and would not disclose any material variation from the levels that would be reported if we expended the time and considerable expense of tracking individual vouchers.  For these reasons, we consider our revenue recognition policy reasonable and in compliance with EITF 00-21 and we believe that, under these circumstances, the time, effort and considerable expense of tracking individual vouchers would not be reasonable or warranted.

7.	Please disclose your revenue recognition policies for advertising, sales of publications, price guides and population reports and general subscription services.

Response:

Pursuant to our revenue recognition policies, we recognize advertising revenue over the period of time to which the advertisement relates, (ii) we recognize revenues from sales of publications, price guides and population reports when those sales occur, and (iii) we recognize revenues from subscription services over the subscription period.

However, these sources of revenue generally represent, in the aggregate, approximately 7% of total revenues and, therefore, individually, they have not been sufficiently material to our results of operations to merit or require discussion as part of our disclosures about our significant accounting policies.

Shipping and Handling Costs, page 75

8.
Please tell us the amount of shipping and handling costs paid by customers recognized as a reduction of cost of revenues for each year presented. In addition, since amounts billed to customers related to shipping and handling costs should be classified as revenue, please disclose the amount of such revenues recognized as a reduction of costs, and that your classification differs from the classification requirements of EITF 00-10.

Response:

Collectibles are submitted by our customers to our physical locations for grading and authentication services.  We do not hold title to the collectibles that we grade nor do we record any entries in our financial records other than the revenues we generate and the related cost of revenues we incur as a result of the grading and authentication of those collectibles.  As a courtesy to our customers, upon completion of the grading process, we offer to arrange return shipping and handling of the collectibles back to them for a fee which is intended primarily to cover those shipping and handling costs.   Generally, customers that submit high value or a substantial quantity of collectibles to us for authentication and grading make their own return shipping arrangements; whereas, customers whose submissions are smaller (in terms of the value or quantities of the collectibles they submit to us) more often elect to have us arrange for such return shipments through third party shipping companies.  We record such fees as a reduction in the related costs of revenues on the Consolidated Statement of Operations.

Paragraph 5 of EITF 00-10 states that “the task Force reached a consensus that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue.”  In our situation, shipping and handling fees are not generated from the sale of goods, because we are providing services to our customers.  Therefore, we believe it is inappropriate to classify such fees charged to customers as revenues.

In our statement of operations for the fiscal years ended June 30, 2008, 2007 and 2006, we recognized approximately $2.0 million, $1.6 million and $1.2 million, respectively, of shipping and handling fees as reductions in the costs of our revenues, while the net costs (i.e., net of the shipping costs we incurred in making such arrangements) represented less than 1% of our total revenues in each of those years.  As a result, such costs are immaterial and, for that reason, we believe they do not merit further disclosure.

Goodwill and Other Intangible Assets. Page 78

9.
Please disclose the total carrying amounts and carrying amounts of major classes of intangible assets subject and not subject to amortization and the accumulated amortization in total and by major amortizable intangible asset class.  Refer to paragraph 45 of SFAS 141.

Response:

Our disclosures in the 10-K relating to the carrying amounts of intangible assets are based on our review and understanding of the disclosure requirements set forth in Paragraph 45 of SFAS 142 that apply to acquisitions that occurred prior to the adoption of SFAS 141(R) and FASB Staff Position 142-3 and SFAS 142 and paragraphs C1 and C2 in Appendix C, as they relate to acquired goodwill, intangible assets subject to amortization and intangible assets not subject to amortization.  There is included in Note 2 to our Consolidated Financial Statements, on page 80 of our 2008 10-K, under the subheading Goodwill and Other Intangible Assets, a table that shows the aggregate changes that were recorded during each fiscal year reported in the our consolidated balance sheets, such as amortization expense, impairment charges and other adjustments related primarily to the original purchase accounting of assets acquired by acquisition, for each of the major classes of intangible assets.  The disclosure also included the amount of amortization expense projected over each of the five years following June 30, 2008.  We also provided, in Note 3 on page 84, to the Consolidated Financial Statements, a tabular presentation of the purchase price allocations for recently acquired businesses, the amounts that were allocated to intangible assets subject to amortization and intangible assets not subject to amortization and the amounts of goodwill that were acquired in each of the fiscal periods shown in the consolidated balance sheets. We believe these disclosures satisfy the disclosure requirements set forth in Paragraph 45 of SFAS 142.

However, it is our intention to consider adopting and using the format used in Appendix C – Illustration 1 of SFAS 142 in future filings if that would result in a more simplified presentation of the information than is currently provided on Pages 80 and 84 of our 2008 10-K.

Note 3. Business Acquisitions. Page 82

10.
Please tell us the new information that caused you to change the amortization period for software/acquired technology and patents as disclosed in the last paragraph on page 84 and the effect of the change.  Please also tell us why the effect of the change in estimate should not be disclosed.  Refer to paragraphs 22 of SFAS 154.

Response:

When Collectors Universe (which also is sometimes referred to in this Response Letter as the “Company” and “we” or “us”) acquired the assets of Gemprint in December 2005, we assigned separate fair values and remaining useful lives of $1,199,000 and 7 years, respectively, for the software/technology that we acquired, and $1,865,000 and 20 years, respectively, for the patent we acquired, in that acquisition.  Combined annual amortization expense totaled approximately $264,000 per year, which equated to an average useful life for both the software/technology and the patent of between 11 and 12 years.  Based on a goodwill impairment analysis that we performed in accordance with SFAS 144 and 142 in the fourth quarter FY 2008, we reduced the combined carrying value of the software/technology and the patent to $1,400,000 with an estimated life of 10 years from the original combined acquisition value of $3,064,000.  The amortization expense we would have incurred in respect of that original combined acquisition cost, based on a useful life of 10 years would have been $306,000.  The effect of the reduction in the carrying value of these assets, also based on a useful life of 10 years, would have been to increase the amortization expense by about $42,000 on an annual basis, which was immaterial in amount.  As a result, we do not believe it was necessary to disclose that increase.  We combined the patents and the technology/software because the same cash flows supported both valuations and chose a useful life of 10 years to be conservative.

It should be noted that during the second quarter of fiscal 2009, the Company completed its annual impairment analysis of the goodwill acquired in the Gemprint acquisition and determined that the remaining goodwill and intangible assets, including the patent and software/technology which had a carrying value of approximately $1,307,000 at December 31, 2008, were fully impaired, and, accordingly, we recorded an impairment loss in the condensed consolidated statements of operations for the three and six months ended December 31, 2008 included in our Quarterly Report on 10-Q for the quarter then ended.

Note 6. Customer Notes Receivable, Page 86

11.
Please disclose the method used in determining the lower of cost or fair value of CFC loans held for sale, the method for recognizing interest income on the loans and your accounting policy for related fees and costs, including the method of amortizing net deferred fees or costs. Refer to items (a)(2) and (a)(4) of paragraph 13 of SOP 01-6.

Response:

We classified $3,579,000 of CFC loans as customer notes receivable held for sale on our consolidated balance sheet at June 30, 2008, because of a decision that we made, prior to June 30, 2008, to sell these loans rather than to hold them to maturity.  During August 2008 and prior to filing our 2008 10-K, we entered into sales agreements pursuant to which we sold most of the customer notes receivable that were classified as held for sale at June 30, 2008 at a price equal to the then carrying value of the notes plus a premium of 70 basis points, or 0.7% over par value (see Note 18 to the Consolidated Financial Statements).  On the basis of these agreements and the subsequent consummation of the sales of those loans pursuant to those agreements, we recognized, on the balance sheet at June 30, 2008, the then aggregate carrying value of these notes, which were the amounts advanced for those loans, which represented the lower of cost or market.  The potential market for buyers of these customer notes receivables was limited to other knowledgeable parties in the coin collectibles market, thus, there did not exist a large number of interested or qualified buyers of these assets from which to solicit alternative prices or other measures of fair value. Interest on these advances were billed and paid on a monthly basis and was credited to income in the period the interest related to.  There were no deferred costs or related amortization due to the fair values having exceeded the carrying costs of such notes.

Although we generally do not buy or sell customer notes receivable, in the event a material amount of such assets are held for sale in the future, we will include in our disclosures, under Summary of Significant Accounting Policies, the method we used to establish the reported amounts held for sale, deferred costs and fees, the related amortization policy, and interest income on such notes receivable.

Note 9. Income Taxes, Page 88

12.	Please show us how to reconcile deferred tax expense in the table on page 88 to the amounts disclosed in the statements of cash flows for each year presented.

Response:

The amount of cash flows shown in the Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2008 for deferred taxes was an outflow of $1,027,000.  The aggregate net change in net deferred taxes assets and liabilities as reported on the Consolidated Balance Sheets at June 30, 2008 and 2007 was a net asset increase of $1,244,000. The difference of $217,000 is explained by the following two reconciling items and a rounding difference of ($3,000).

In the second quarter of fiscal year 2008, as reported in our Quarterly Report on Form 10-Q for that quarter, we made an adjustment to the purchase price allocation related to the August 2006 acquisition of our colored gemstone grading business, American Gemological Laboratory (“AGL”), in connection with the final appraisal report we received for the colored gemstone reference sets acquired as part of the acquisition of AGL.  At the time of acquisition, we had assigned a preliminary fair value of $500,000 to those reference sets; however, the independent appraiser concluded that the fair value of those reference sets was $226,000.  In the Supplemental Disclosure of Cash Flow Information which follows the Consolidated Statement of Cash Flows, we disclosed adjustments related to the reduction in the carrying value of this asset, as follows: (i) a reduction of $111,000 for deferred tax liabilities, (ii) a reduction of the fair value of intangible assets of $226,000, and (iii) a reduction of the carrying value of acquired goodwill of $163,000.  In the aggregate, there was no net change in cash flows related to these adjustments.

We provided the following disclosure as part of Note 9 -- Income Taxes in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2008, 2007 and 2006.  “In the first quarter of fiscal 2008, the cumulative effects of implementing FIN 48 were (i) an increase of $170,000 to accumulated deficit, (ii) an increase to taxes payable of $279,000, and (iii) an increase to net deferred tax assets of $109,000.  The $109,000 increase in deferred tax assets was part of a prior year adjustment of the accumulated deficit as required by the implementation of FIN 48.”  Accordingly, this amount was excluded from the cash flows used in operating activities in the Consolidated Statements of Cash Flows for the fiscal year ended June 30, 2008.

Note 13. Business Segments, Page 97

13.
Please tell us the operating segments that have been aggregated in the other reportable operating segment and why aggregation is consistent with the objective and basic principles of SFAS 131.  Please specifically address why you believe the aggregated segments have similar economic characteristics. Refer to EITF 04-10.  Also, to the extent necessary to support your disclosure, tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Refer to paragraphs 10 - 15 of SFAS 131.

Response:

During fiscal years ended June 30, 2008, 2007 and 2006, the Company operated in four reportable service segments: coins, sportscard, jewelry and other high-value collectibles.  The other reportable operating segment consisted of our paper currency, autograph and stamp grading businesses, our CCE subscription business, our CFC dealer financing business and our collectibles convention business, each of which had discrete financial information.  We applied the threshold values in determining which of the reportable segments required separate disclosure as provided by SFAS 31 and concluded that none of the discrete businesses reported in the other reportable operating segment generated revenues in excess of 10% of our total consolidated revenues, the aggregate amount of such revenues did not exceed 25% of our total consolidated revenue, and the operating assets of none of those businesses exceeded 10% of our total operating assets.  Based on these quantifiable measures, we concluded that none of these businesses is required to be reported as a separate reportable operating segment.  We also considered (i) the objective and general principles in Paragraphs 3-8 of SFAS 131 and (ii) the aggregating criteria, as provided in paragraph 17 of Statement 131 and EITF 04-10, which provide that aggregation of operating results will be permitted if a majority of operating characteristics apply to each of the discrete businesses comprising the other reportable operating segment.  We believe that we meet criteria of (a), (c) and (e) of, and the majority of the criteria in, Paragraph 17 of Statement 131.

From a business perspective, the nature of these businesses are similar in that they provide value-added services to the high-value collectibles marketplace with the objectives of making it easier for market participants to buy and sell and collect high-value collectibles.  Those value added services consist of grading services, dealer financing, a trade show or a convention center format which enables collectibles sale and purchase transactions to be consummated in person, and an Internet-based exchange operated by our CCE subscription business which enables collectibles sales and purchases to be made over the internet.

These businesses market to collectibles customers who buy and sell and collect high-value collectibles such as coins, sportscards and stamps. There is an overlap of customers who subscribe to our CCE service, attend our trade shows and conventions and utilize our dealer financing services.  As a result, the marketing and advertising programs conducted by these businesses are similar and are published in the same trade journals and industry publications.

The regulatory environment is not pervasive across these businesses. Except that CFC dealer loan business is subject to certain state regulatory requirements which, however, do not materially affect its operations.

For these reasons, we believe that the aggregation of the businesses making up our other reportable segment is appropriate.  Additionally, we believe that categorizing each of these businesses into a separate reporting segment would be unduly burdensome and costly and for that reason also is not justified, because none of those businesses is, individually, material to the Company’s results of operation or financial condition and, as a result, we believe that categorizing them into separate reporting segments would not provide useful information to investors or contribute meaningfully to their understanding of our business, results of operation or financial condition.

14.
Please disclose revenues from external customers for each group of similar products and services based on the financial information used to produce your general purpose financial statements.  If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Response:

The Company has not provided a separate disclosure of similar products and services because substantially all the Company’s revenues are generated from the grading and authentication of high-value collectibles and other related services.  At the same time, however, the services we offer our collectibles customers are relatively diverse, which we have found makes it impracticable for us to provide the requested information.  However, as part of our disclosure of concentration of risk, we do disclose the percentage of total revenues that is derived from the grading of coins and the percentage of revenues attributable to our largest customers.

Note 15. Commitments and Contingencies

Leases, Page 95

15.	Please disclose the amount of sublease income netted against reported rent expense for each year presented. Refer to paragraph 16.c of SFAS 13.

Response:

For the fiscal years ended June 30, 2008, 2007 and 2006, sublease income netted against rent expense was approximately $104,000, $112,000 and $72,000, respectively, which represented approximately 4% of gross rent expense in each of those years reported, which we deemed immaterial for disclosure purposes.

We will provide this additional disclosure in future filings on Form 10-K and Form 10-Q, if sufficiently material so as to require disclosure pursuant to SFAS 13.

Item 9A. Controls and Procedures.  Page 101

Disclosure Controls and Procedures.  Page 101

16.
We note your statement on page 101 that your “Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, and that such information is recorded, summarized and properly reported within the appropriate time period, relating to the Company and its consolidated subsidiaries, required to be included in our Exchange Act reports, including this Annual Report on Form 10-K.”  In future filings, please use language tracking the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e), rather than the slightly different language that you use now, or simply state that your disclosure controls and procedures are effective at the reasonable assurance level. In this regard, please state, if true, whether the same officers concluded that the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management; including (your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Response:

As requested by the Staff, in future filings we will use language tracking the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e).

We confirm that the same officers concluded that the controls were effective and the conclusions would not have changed based on the revised statements.

Exhibits 10.8. 10.12.10.13.10.14, 10.15, 10.16,10.17.10.25 and 10.34

17.	We note the referenced exhibits are not filed in their entirety. Please re-file these agreements as complete exhibits, including all appendices, attachments and schedules.

Response:

We have reviewed subsection (10) of Section (b) of Item 601(b) of Regulation S-K, relating to the filing of material contracts as Exhibits to Securities Act and Exchange Act reports.  There is nothing we could find in that subsection, nor in the instructions thereto, which requires registrants to file exhibits or schedules to material contracts.  The only discussion relating to the filing of exhibits or schedules to any material agreements that we were able to find in Item 601(b) was in the instructions to subsection (2) of Section 601(b), with respect to the filing of any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement.

               Since the SEC included a specific instruction in Subsection (2) of Item 601(b) to file certain exhibits or schedules to material plans of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement, it is reasonable to assume that (i) if the SEC had intended that such a requirement apply to material contracts filed pursuant to Subsection (10),  it would have similarly included such an instruction in that Subsection, and (ii) the omission of such an instruction from Subsection (10) of Item 601(b) by the SEC had to be intentional. Therefore, we respectfully submit that we were not required to file the exhibits or schedules to the material contracts identified in the Staff comment above.

Secondly, paragraph (i) of Item 601(b) states, in pertinent part, that the only material contracts required to be filed are ones to be performed in whole or in part at or after the filing of the registration or report or were “entered into not more than two years before the filing” (emphasis added).

The contracts filed as Exhibits 10.8 through 10.17 were entered into more than 10 years ago and were fully performed approximately 6 months prior to the time those contracts were filed as Exhibits to the Company’s registration statement on Form S-1 for its initial public offering.  Moreover, none of the exhibits or schedules to those contracts was, individually or in the aggregate, material to the Company at the time those contracts were filed as Exhibits to that S-1 registration statement.  The contract filed as Exhibit 10.25 was entered into and fully performed more than five years ago and that contract and the exhibits and schedules thereto ceased to be material to the Company and its business, financial condition and results of operations more than two years ago.

Although the Agreement in Exhibit 10.34 was filed more recently—about 3-1/2 years ago—it was fully performed at the end of 2005 and none of the exhibits or schedules to that Agreement was or is material to the Company or its financial condition or results of operations.

               Finally, even assuming, for argument’s sake, that any of the cited contracts was somehow required to be filed pursuant to Subsection (2) of Item 601(b), the instruction thereto requiring the filing of exhibits and schedules specifically states that:

“Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”

None of the exhibits or schedules to any of the material contracts referenced in the Staff comment above was material to an investment decision and, therefore, even assuming the instruction to Subsection (2) of Item 601(b) was somehow applicable to those material contracts, none of the exhibits or schedules thereto would be required to be filed.

Accordingly, we respectfully submit, for the above reasons, that the filing of the exhibits and schedules to the contracts filed as Exhibits 10.8 through 10.17 and as Exhibits 10.25 and 10.34 to our 2008 10-K is not required by Item 601(b) of Regulation S-K.

             Exhibits 10.32 and 10.33

18.	It appears that you intended to file these agreements as exhibits to your Form 10-K, but the exhibits are missing. Please file the exhibits.

Response:

These two Exhibits were, in fact, filed as Exhibits 10.32 and 10.33, respectively, to our Annual Report on Form 10-K for the year ended June 30, 2005.  We inadvertently forgot to include the statement, in the Exhibit Index to the 2008 10-K, that those agreements were incorporated by reference to the same numbered Exhibits to the 2005 Annual Report.  Also, we believe that it is relevant to note that (i) both of those agreements (pursuant to which we established a bank credit line for our CFC dealer loan program) expired in 2008 and were not renewed by us and (ii) no borrowings were ever incurred by us or CFC under those agreements and, therefore, those agreements never had any material effect on our business, financial condition or results of operations.  Accordingly, we plan to consider removing them from the Exhibit Index in our next Annual Report on Form 10-K.

Exhibits 31.1 and 31.2

19.	Please revise to add the parenthetical language omitted from paragraph 4.d. of the certifications. Refer to Item 601(b)(31) of Regulation S-K.

Response:

As requested, we will add the parenthetical language in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

20.
We note the statement on page 20 that in making certain executive compensation determinations in fiscal 2007 the Compensation Committee relied on peer group data provided by Pearl Meyer & Partners.  In future filings, please identify the peer companies to which the Committee compares Collectors Universe. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

As requested, in future filings, we will disclose the companies comprising any peer group we use in assessing the competitiveness of the compensation that we pay to our NEOs.

21.
We note your disclosure on page 18 of the factors that generally go into the compensation committee's determination of each executive's individual performance objectives.  Please enhance your disclosure to more specifically identify what skills, competencies or other aspects of individual performance are considered, See Regulation S-K Item 402(b)(2)(vii).

Response:

As requested, we will enhance our disclosures of the types of skills, competencies or other aspects of individual performance generally considered by the Compensation Committee in our future proxy statements.  However, we think it would be problematic to disclose specific skills, competencies or other aspects of individual performance of each NEO considered by the Committee, because (i) there is a substantial likelihood that specific disclosures of this nature would be misinterpreted as indicating that the NEO is not competent or lacks key skills required for his or her position, because it simply is not practicable for such disclosures to be presented in the context of the breadth, extent or qualities of the NEO’s competencies and skills or historical achievements, (ii) the Compensation Committee may choose to evaluate specific skills or competencies or specific aspects of individual performance of an NEO, not because it perceives that there are deficiencies in his or her performance, but rather because the Company needs the NEO to develop new skills or competencies to address changes in the Company’s business or strategic direction or changes in market conditions, or due to the departure of any management personnel with specialized skills; (iii) the disclosure of specific skills or aspects of individual performance of each NEO may prematurely reveal sensitive information that would be of value to competitors, particularly if the skills or competencies to be disclosed would indicate that the Company is planning to make changes in its business that are intended to enhance its competitive position in its markets, and (iv) we have to be mindful of and comply with state laws that are designed to protect the privacy of personal information about our employees, including our NEOs.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

22.	Please address the above comments as applicable in future filings.

Response:

Disclosures in our future filings will address the above comments as and to the extent applicable.

23.	We note, in particular, that comment 16 above applies to the language on page 31 concerning your disclosure controls and procedures.

Response:

We are aware of this and will make corresponding changes to our the discussion of our disclosure controls and procedures in future filings of our quarterly reports on Form 10-Q.

Form 8-K Dated March 16, 2009

24.
We note your disclosure concerning the Separation Agreement and Mutual General Release dated as of March 16, 2009 with Mr. Haynes.  We anticipate that you will file this agreement as an exhibit to your next quarterly report on Form 10-Q.  If not, please advise.

Response:

As you anticipated, we will be filing the Agreement as an Exhibit to our Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.